February 4, 2005

Ms. Barbara Jacobs
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
50 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

Re:	Smart Online, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No.: 333-119385
Filed: December 23, 2004

Dear Ms. Jacobs:

            Smart Online, Inc. (the “Company”) has filed Amendment No. 3 to its Registration Statement on Form SB-2 captioned above.  On behalf of the Company, we have addressed below, each of the staff’s comments in your letter dated January 21, 2005 (the “Comment Letter”).

Executive Compensation

  Please update your executive compensation disclosure to include information in respect of fiscal year 2004.  Please see J.8B of the July 1997 CF Telephone   Interpretations Manual for additional guidance.

RESPONSE:  We have updated the executive compensation information to include year 2004 information as requested.

Item 27. Exhibits

  We note that you filed an executed opinion of counsel.  Please revise your exhibit list to reflect that an executed opinion of counsel rather than a form of such opinion has   been filed.

RESPONSE:  We have revised the exhibit list as requested.

Ms. Barbara Jacobs
February 4, 2005

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, P. F-8

  We note your supplemental response to prior comment number 13.  Tell us why the period that revenue is recognized includes the implementation period.  Indicate why the period that revenue is recognized include the implementation period.  Indicate why revenue recognition does not start when the contract term begins (i.e., the one to two-year service period).  It appears that during the implementation period most of the units of accounting have not been delivered or available until the term begins or implementation is completed.  See SAB Topic 13(3)(A)(d).  Please advise.

RESPONSE:

As requested, Smart Online has reviewed Comment #3 of SAB Topic 13(3)(C) and the interpretive response that states that all revenue must be deferred if installation is essential to the functionality of the deliverable.  Additionally, Smart Online has reviewed Footnote 36 of SAB 104 regarding revenue recognition of upfront fees.  Based on our review of these topics, Smart Online has revised its revenue recognition policies as disclosed in Note 2 to the Financial Statements and the MD&A to state that revenue is and will be recognized on a straight-line basis over the term of the agreement commencing from the “live date” (and excluding the implementation period) and continuing over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

Further Smart Online has reviewed its revenue recognition practices for 2002, 2003, and 2004 and recalculated revenue for each period.  Based on Smart Online’s review of the contacts and recomputation of earned revenue in each of the years, Smart Online determined that the adjustment resulting from this change in revenue recognition methodology did not have a material impact on previously disclosed revenues for 2002 and 2003.  The change in revenue recognition methodology would have decreased 2002 revenues by $9,782 (0.7% of 2002 revenues as presently reported) and increased 2003 revenues by $62,821 (4.9% of 2003 revenues as reported.  The 2002 and 2003 changes would have been offset by a corresponding change in inception to date accumulated deficit as the adjustments relate to revenues recognized in prior periods.  At December 31, 2002 and 2003, the balance sheet impact of these adjustments on the accumulated deficit would have been less than 1%.

The aforementioned change in revenue recognition methodology did have a material impact on revenues for 2004 due to the increase in the number of new integration and syndication agreements entered into during 2004 and the fact that certain of these 2004 agreements had slightly longer implementation periods (over which we had previously recorded revenue prior to the above noted adjustment).  As a result Smart Online has deferred an additional $137,614 previously included in revenues for the first nine months of 2004.  Additionally, conforming changes throughout the SB-2 have been made to reflect this decrease in 2004 revenues.

Ms. Barbara Jacobs
February 4, 2005

With regard to the accounting for the SIL agreements specifically, Smart Online has treated the integration and co-development agreements as a single arrangement.  The accounting treatment is based on the fact that the integration agreement (with a contract value of $300,000) and the co-development agreement (also with a contract value of $300,000) are so closely related that they are, in effect, parts of a single arrangement (one agreement addresses the co-development of the instant messenger technology and one deals with its integration into the Smart Online platform).  The agreements were negotiated and executed within a short time frame of each other and the different elements are closely interrelated or interdependent in terms of design, technology, and function.  Management of Smart Online has stated that the two agreements were negotiated as a group and the parties thought of the two as a single relationship, which was divided into separate pieces only because it was more convenient for the parties to be able to refer to separate agreements in the future.

In determining the revenue recognition period, Smart Online evaluated the expected contract term and the period of benefit and determined that the appropriate revenue recognition period should commence on the date the content goes “live” (with no revenue being recognized during the implementation period) and run for a period of 24 months from the “live date” of December 2002 (through December 31, 2004).

Subsequent monitoring of the relationship and partner activity including the laying off of all of SIL’s employees in May 2004, Smart Online fulfilling its development obligations, and SIL shutting down its website in December 2004 serve to validate a year-end 2004 end date for revenue recognition purposes.  Further, Smart Online affirms that all payments received by Smart Online from SIL under the three agreements were non-refundable.

Additionally, Smart Online considered SAB Topic 13(3)(A)(d) on license fee revenue.  The license grant is a component of Smart Online’s obligations and deliverables under the SIL arrangements, however, it is not the primary deliverable as significant elements relate to integration and co-development services.

Smart Online has also considered footnote 39 of SAB 104 that requires that the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the upfront fee.  Given the facts that SIL’s laid-off all employees in May 2004, Smart Online fulfilled its integrations obligations by year-end 2004, and SIL shut down its website in December 2004, there is strong evidence that, for all practical purposes, neither party will benefit or derive any incremental revenue from the relationship beyond 2004.

Ms. Barbara Jacobs
February 4, 2005

  We note your supplemental response to prior comment number 13.  We note the SIL reseller agreement and revenue sharing agreements expire in March 2005 and December 2005, respectively.  However, we note that revenue is recognized ratably through the end of 2004 based on your integration obligations instead of when the agreements expire.  Tell us why recognized revenue through 2004 instead of 2005 is proper.  In addition, tell us how your accounting complies with SAB Topic 13(A)(3)(f) Question 1, which states that “service revenue should be recognized on a straight-line basis…over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.”  In this regard, tell us why you use the contractual term instead of the expected period.  Further, we note that the reseller agreement and revenue sharing agreements automatically renew.  Tell us whether you will receive an additional fee for the renewal period.  If so, indicate whether the renewal is at a bargain.  In this regard, tell us whether the original fee received should be allocated to this extended period of performance (i.e., over the expected life of the customer relationship).  See SAB 104 footnote 39.

RESPONSE:	With regard to your Comment #4, there may be some confusion in the description of the three SIL agreements as described in our response dated December 23, 2004, as referenced in the SB-2, and as referenced in the follow on questions posed above due to the use of “revenue sharing agreement”. In our December 23 letter we referred to a “revenue sharing agreement”, this should have stated “integration agreement including a revenue sharing element”. The SB-2 correctly references the integration agreement having a revenue sharing element. As such the first sentence in Comment #4 should note that only the reseller agreement (which had a value of $200,000) expires in March 2005.

As noted Comment 3, Smart Online has considered footnote 39 of SAB 104 with regard to (i) the integration and co-development agreements and (ii) the reseller agreement. As previously discussed, during March 2004 SIL ceased further development of its technology and laid-off all employees after SIL completed development of and delivered to Smart Online, its instant messenger product. Smart Online fulfilled its obligation to fund development and made its final payment to SIL in May 2004 as discussed in Note 11 to the Financial Statements. Additionally, as previously disclosed, Smart Online continued to support the integration of SIL’s products into the Smart Online platform through the end of 2004. In December 2004 SIL shutdown its website (www.smartil.com) and replaced it with a single “coming soon” web page. Further, Smart Online has earned $0 revenue from SIL under the reseller agreement inception-to-date and does not expect to earn substantial revenues, if any, from SIL in the future. Based on the above, Smart Online recognized the revenue from the SIL arrangements as follows:

Ms. Barbara Jacobs
February 4, 2005

(i)	With regard to the integration agreement (which includes a revenue sharing provision) and the co-development agreement (each having a contract value of $300,000), revenue was recognized on a straight-line basis over the expected period during which Smart Online’s services were rendered, which concluded on December 31, 2004. While the integration agreement recently automatically renewed, no revenue has been derived from the product to date and management expects to earn very little revenue in the future. Smart Online did not receive any fees for the renewal nor will it receive any additional fees upon subsequent renewals. Additionally, Smart Online believes that any on-going obligations will involve minimal or no cost or effort and should, therefore, be considered perfunctory and inconsequential. Additionally, based on SIL current status of being effectively shut down as described above, we feel that there is strong evidence that the revenue recognition period should terminate on December 31, 2004 and that for all practical purposes neither party will benefit from the relationship beyond 2004.

If any incremental revenues were to arise from the licensing of these products, a scenario management currently does not expect and has not included in its internal projections and liquidity analysis, Smart Online would recognize the related revenue over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.  Additionally, the revenue sharing agreement is one-way requiring Smart Online to share revenues it derives from the licensing of the IM or video conferencing products.

(ii)	With regard to the reseller agreement, Smart Online concurs with your assessment that the revenue recognition period should have extended from August 2002 through March 2005 rather than December 2004. However, the dollar amount of the difference is not material and Smart Online hereby requests that any adjustment be deemed unnecessary. As presently recorded we recognized $32,143 of revenue in 2002, $85,713 in 2003, and $82,144 in 2004. Had the revenue recognition period extended through March 2005, the revenue recognition would have been $28,571 of revenue in 2002, $76,190 in 2003, $76,190 in 2004, and $19,049 in 2005.

Note 8.  Stockholders’ Deficit

  We note your supplemental response to prior comment number 13.  Your response indicates that you sold shares of common stock for $5.00 during August and September 2004.  However, your schedule shows that you used a fair value of stock of $3.50 on grants to Advisory Board Members.  In addition, explain why you are using $2.50 for the options reissued to consultants during those months instead of $5.00.  It appears that $5.00 should be used as the fair value of shares of common stock during those months.  Please revise.

Ms. Barbara Jacobs
February 4, 2005

RESPONSE:	Please note that the table provided in response to comment number 71 or your initial comment letter, reflected stock option grants in the top section and warrant issuances in the bottom section.

Regarding the fair value of $3.50 used for grants to Advisory Board Members, the fair value was set at $3.50 on March 31, 2004 when the Board of Directors approved the issuance of up to 80,000 options (10,000 to each member) to members of the newly created Advisory Board.  The grants made to the first five members (Self, Bernhardt, Kinahan, Easley and Spangler) were dated July 1, 2004.  Two additional members joined the Advisory Board August 1, 2004 (Eldridge and Martignoni) and the final member (Mulhlebach) joined September 20, 2004.

As noted, Smart Online sold 290,000 share of common stock for $5.00 in August and September 2004, but those sales did not occur until August 30 (190,000 shares), September 14 (40,000 shares), and September 23 (60,000 shares).  These issuances of common stock were made after August 6, 2004 rescission offer to shareholders.  Prior to the rescission offer, the last sale of common stock occurred in June 2004 for $3.50 per share.  As such, we believe that the Advisory Board grants made on August 1 were correctly valued at $3.50 per share, but agree that the fair market value for the final grant to purchase 10,000 shares should be $5.00 per share.

The Advisory Board options vest 1/8 per meeting (1,250 shares per meeting) as long as the individuals are members of the Advisory Board for at least one year.  Option expense is being recorded over the vesting period (as each meeting occurs.    The impact of increasing the fair value from $3.50 to $5.00 for the September 20, 2004 grant to Mulhlebach would result in $1,875 of incremental expense in 2004.  Smart Online requests that no adjustment be required as the amount is not material to the financial statements.  Smart Online agrees to revise its option schedule to reflect a fair value of $5.00 for this grant and will record the appropriate expense starting in 2005 based upon their attendance of Advisory Board meetings.

Regarding the $2.50 used for warrants agreements issued during August – November 2004 (the last nine entries reflected in the bottom section of the chart).  The original warrant was issued November 1, 2003 to Tryon Capital.  Tryon Capital transferred the warrant to the listed individuals on the chart.  Smart Online issued warrants to the listed individuals in replacement of the originally issued warrant to Tryon Capital.  No terms or conditions of the warrant were modified, only the holders changed as permitted by the warrant agreement.

Ms. Barbara Jacobs
February 4, 2005

RESPONSE:	Smart Online engaged Tryon Capital to assist Smart Online to achieve certain goals. Smart Online agreed to pay both cash and warrants to Tryon Capital for its assistance. As is disclosed in the registration statement, the goals were to achieve a reorganization of the capital structure of Smart Online and to develop a strategy to acquire other companies.

Tryon Capital is a boutique service provider that often utilizes other companies or individuals to assist it to achieve client goals. Tryon Capital has informed Smart Online that Tryon Capital utilized the services of some of the transferees of the warrants to assist Tryon Capital to provide services to Smart Online.  One might say that Tryon Capital was acting like a systems integrator.  Smart Online was indifferent as to which entities provided the services as long as Smart Online achieved its goals.  Naturally, Tryon Capital needed to compensate these other companies that assisted it.  Tryon Capital chose to do so by transferring some of its warrants.

Management of Smart Online played no role in deciding who should receive warrants from Tryon Capital or whether Tryon Capital should transfer warrants or pay other companies in lieu of cash.  Likewise, Smart Online did not direct Tryon Capital to utilize other companies to assist Tryon Capital.  Smart Online’s sole role was to define its goals and Tryon Capital’s role was to decide how it would assist Smart online to achieve these goals.

Some of these warrant transfers by Tryon Capital occurred before the registration statement was filed. Subsequent to our original response to Comment #71, some of the transferees of the warrants made secondary transfers after they received their warrants. Specifically, the 15,100 warrants originally transferred to JaJo Properties were subsequently transferred to Claymore Asset Management and the warrants originally transferred to Rio Sales by Tryon Capital were subsequently transferred back to Tryon Capital.  Additionally, please be advised that JaJo Properties is owned partially by Mr. Leon Sokolic who is a long-term shareholder of Smart Online.   No new warrants were issued by Smart Online during August through November 2004.

We note only shares issuable upon the exercise of warrants that are held by Tryon Capital are being registered.  None of the warrant shares issuable upon exercise of the warrants no longer being held by Tryon Capital are being registered pursuant to this registration statement.  The warrants have a restricted stock legend on them.  The shares issuable upon exercise of the transferred warrants will have restricted stock legends on the stock certificates. Consequently, transferees will not be able to sell their warrant shares to the public until their Rule 144 holding period expires.

Ms. Barbara Jacobs
February 4, 2005

We believe the Company has addressed all comments of the staff.  We will deliver hard copies of Amendment No. 3 (marked to show changes from Amendment No. 2) to the staff shortly to facilitate the staff’s review.  Please contact the undersigned at (919) 544-5444 if you have any questions or further comments.

Very truly yours, /s/ James F. Verdonik James F. Verdonik

cc:        Daniel Lee, Esq.
            Mr. Michael Nouri